Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
TTM Technologies, Inc.
We consent to the incorporation by reference in the registration statement (Registration No. 333-46454) on Form S-8 of TTM Technologies, Inc. of our reports dated March 6, 2006, with respect to the consolidated balance sheets of TTM Technologies, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005 and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005, Annual Report on Form 10-K of TTM Technologies, Inc.
/s/  KPMG LLP
Salt Lake City, Utah
March 13, 2006